Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following is a transcript from an investor conference:

Transcript

E. Hunter Harrison remarks at Credit Suisse Global Industrials Conference

December 2, 2015

Participants

Allison Landry, Analyst Credit Suisse

E. Hunter Harrison, CEO Canadian Pacific

ALLISON LANDRY

Alright, so we’re going to get started. I thank everybody for coming. Good afternoon. I’m very excited to have Canadian Pacific here with us today and CEO, Hunter Harrison. So we’ll just dive right into the Q&A.

Hunter, first, I was wondering if you could give us a brief overview of your rationale and thoughts on the proposed transaction combination with Norfolk.

HUNTER HARRISON

Well, I think a lot in this room know that because a lot in this room made the suggestion that we ought to do something with somebody, and take our numbers and overlay them with some other organizations and it looks awful powerful. And they were right. And we’re always taking a look at our strategic options. I think it just came a point where the stars started to align and we thought and we looked at the numbers, They’re pretty compelling. So there’s no time like now to dip our toes in and see what happens.

ALLISON LANDRY

Since then it was a couple of weeks since we’ve heard from you last. Has there been any discussion with either Squires, or you know, (unclear). I’m sure you’ve been talking to shareholders.

HUNTER HARRISON

Oh yeah, I mean there’s — I think that our friends at NS have indicated that we’d be receiving a response from them I think soon. So I think we will hear from them. We’ve heard from a lot of shareholders. I can’t always believe the shareholders, but if you believe all the shareholders, they think it’s a, most of the ones at least I talked to think it’s a powerful combination, could be. I think at this point, you know it’s pretty early on, but we’ve heard some encouraging feedback from shippers.

So I guess the question becomes, well who’ve you heard negative feedback from? Well our friends at other railroads. But besides that I think we’re very pleased with where we are. I think we’ve fine-tuned a little bit our plans, our thoughts given some of the feedback and you know, looking forward with plowing ahead.

ALLISON LANDRY

Thinking about the $1.8 billion you outlined in terms of synergies, you know you publicly have spoken about the bulk of that coming from operational improvement, I guess how do we think about what portion of that one point eight would ultimately come from you know, revenue synergies from the single haul rail. How do we think about sort of breaking that number down in terms of cost improvements versus driving more business to the rail?

HUNTER HARRISON

Well I think and my experience in rail is, it’s always been cost driven. Hopefully we’ll reach a point one day where it’s, it’s more service driven as it should be. But I think that, I think this will certainly give us an opportunity to put together a powerful service offering. And one of their, you know, limitations a little bit with our franchise now is our book of business is a little stale. It’s obviously bulk dominated and if we get a little more diverse portfolio we could take even more advantage of the service offering which is why we think in this transaction sooner than later than other transactions, the service issue will kick in more.

Having said that, that’s one of the reasons that we anticipated opposition based on that and we said, look you know, if we’re trying to shut the door on somebody we’ll open the door up and if the shipper is not satisfied with our service or our rates, or our treatment they can bring in brand X which to me is a strength to competition, competition is good I think. Certainly in our view. So I think that’s the timing you’ll see. I think it’ll be a big hit up front with cost and then over time there’ll be kind of what the CP existing plan is, a little bit of shift away from so much cost driven to more service driven.

ALLISON LANDRY

Got it. And thinking about, going back to one of your earlier comments that were, some, one of the places you’re hearing opposition from are some of the other rails. If you think about the mergers of the past and sort of all the trackage rights and yeah, everybody sort of wants something out of supporting the deal. Is that factored into the one point eight billion in terms of like mitigation costs?

HUNTER HARRISON

No, you know in my view those days are over. Those days as far as I’m concerned died in the nineties. If you go back to the earlier mergers, seventies and eighties yes, that’s what you did. You drove around trying to make a deal and trying to be held up here and held up there and I think if you go back to more the Santa Fe BN, UPSP, given the rulings that had been made by the STB that’s over. So we’re not planning on buying any business, planning on paying anybody off, this is about service and cost and competition and if that doesn’t get it we’re not going to get it.

ALLISON LANDRY

And in terms of what the other rails could oppose, have you heard any feedback or commentary would it be for example, grain that you’re moving with BN you know now to somewhere in the Gulf. Like that goes CP-NS like, and that’s just an example, but is that something that you would anticipate the other rails sort of crying foul about?

HUNTER HARRISON

I’d hate to cry foul if I was them. You know I mean here we’ve got a point where they were lobbying in Canada to get interswitching, okay so they can come into our territory in Canada and take what we might call our business to (unclear) on them and then if we do a merger in the US – foul. I don’t, look if I really just you know pulled the sheets back I don’t think the guys in the West are worried about this too much. If I were them I wouldn’t be.

I think it would be, I have a little experience with this, very difficult for CN and someone to marry up given the CN Commercialization Act. And those of you who aren’t familiar with it effectively says, that only, no entity can own more than 15 percent which makes mergers not impossible, but certainly difficult. And I’m not sure that from a nationalistic standpoint would add some additional burden. So you know, I’ve with due respect to my friends in the Midwest Kansas City, I, we don’t have interest as long as I’m around.

The Kansas City play didn’t work for us and we’ve been very public about that for a long period of time. So that leaves one and they had a chance and they turned it down. So you know if anybody, I don’t know who needs Kleenex to cry, this is about competition and that’s what this is all about and I just can’t imagine Mr. Buffett going to Washington and saying, help me with these Canadians coming down in here and doing all these ugly things to us. I just don’t see him in that role.

ALLISON LANDRY

Do you think that the proposals that CP has suggested and I know that it’s specific to the CP-NS transaction in terms of the terminal access and removal of bottleneck rates and paper barriers? Is that in your view what your competitors will sort of go after out of fear of not being able to raise price?

HUNTER HARRISON

You know I don’t know, we have, we have said that what we’re talking about is our transaction. Now what, if anything, the Service Transportation Board does with other rails — that’s their business, not ours. You know we’re offering this as a fix to some of the issues with our — I think if you’ll look back at the public record, I’ve never been a supporter of paper barriers, I’ve never been a supporter of bottleneck. So I’ve never feared access. The only problem I have with access was back through my career, the investor relations people, if I’d say access,they would collapse and I’d have to give them mouth to mouth to revive them because access scared them bought to death.

You know and it’s just, to me it’s pretty simple it’s about competition, it’s about who does the best job and they ought to have the business and the customers ought to have the right to choose. And that’s all we’re advocating.

ALLISON LANDRY

On the topic of paper barriers, you know, I think in one of your books you talked about the importance of the shortline industry and obviously we’ve seen in the US a lot of consolidation Genesee & Wyoming having about 25 percent. Is there any opportunity at any of the sort of terminals where there would be terminal access granted that you could use as shortline instead of brand X for example and would that potentially lower costs for switching?

HUNTER HARRISON

Well you know I don’t think we’ve anticipated or thought about having a third party come in to serve for somebody else. It’s certainly something we’d take under advisement. You know once again I don’t want to go back to the old days and open 27 different companies. You know there’s a sweet spot and a right number. You know I think there’s, I think there’s a place for, certainly for shortlines, the successful ones they’ve done a wonderful job. I just think that if you really look back and say, why do shortlines come into existence? It was a pretty poor story by the Class 1s saying well shortlines are smaller and they can be more sensitive to the customer. Well why can’t you be big and be sensitive to the customer, or why can’t you be efficient and do the other things. And really, if you want to really get down to it and, and go back to a CEO meeting with locked doors – it’s a labour strategy. And I could say more, but somebody’d be in jail before it’s over so I’ll leave it at that.

ALLISON LANDRY

Thinking about – and you talked a little bit about head count reduction at Norfolk and it’s not your prerogative to go in there and you know, basically tell them you’re cutting jobs, but it would be done through attrition. I wanted to ask two questions within that contest. First, what are the sort of union protections that are available to US employees and then second, does NS to your knowledge have sort of a similar base of contracted employees similar to what you initially found at CP. Were you able to reduce head count from that, from the non union perspective? Is there any similarities or parallels you can draw?

HUNTER HARRISON

No, I think that – I don’t know if I’m precise here – I think CP probably had more contracted and I think, I do think the similarities – there’s some similarity with the attrition numbers. We were talking earlier, you know I think we have, this is not to brag, it’s just fact. We’ve taken about close to a third of the workforce out, but it’s been through almost entirely attrition so I think there’s a similar makeup at NS that you know, this, if people want to work they’re going to have a place to work.

You know they are afforded what’s referred to as New York dock protection which, use the term worst case, if they don’t have a job, I think we’re required to protect them for 6 years. Now I’ve never been one – I’m not the most smartest guy in the world, but I know better than to send somebody home for 6 years and pay them. You don’t get a lot of return out of that. So I would think as long as we’ve got any contractors or whatever that could certainly change given those dynamics.

ALLISON LANDRY

Got it. Any questions from the audience?

AUDIENCE QUESTION

You talked about CP’s capex being slightly lower for the next 3 years – like at 4 million dollars. If I look at capex for the Class 1 rails, it’s been tracking to pricing which is well ahead of inflation, so it’s not tied to miles, it’s not tied to inflation; it’s tied to their own pricing. You gave the $1.8 billion synergy number in operations. Is there a synergy number on capex as well and are the Class 1 rails just generally spending more capex than necessary? Is there a savings there? Thank you.

HUNTER HARRISON

I’ve never figured the relationship between revenues and capital spend and now all of a sudden you start to hear 16 percent of revenues you know. Well I, you know that’s, whether you’re in a intermodal railroad or coal railroad there’s a lot of things, moving parts that make that up. I would like to think that our, our cutting back the capital was pretty significant at $400 million for a little railroad our size that we were doing I think when we got there, about a billion and we got up as high I guess as a billion and a half.

And now we’re cutting it back because we had, we are in a mode where we have caught up for some of the sins of the past. In basic the road bed — effectively rail, ties, ballast — and we have done most of the efforts as far as siding extensions and those things that I call and refer to as productivity capital and we’ve been able to lengthen trains and a lot those and cut the cost. My sense is, is that unless there’s something happened I don’t know, that on a relative basis with inflation adjusted our capital will, at the CP will fall in, my sense is one of the things that I like about Norfolk Southern and I mean this, to some degree as a compliment, I think they’ve probably got the finest physical plant mile for mile in North America.

Now having said that there’s probably opportunities there because some have described it as gold-plated and so we’re not used to working with a lot of gold plate. Would there be some opportunities to potentially rationalize some facilities and yards and from the outside looking in? We think so. Now I understand that you can’t be some 6 months wonder, but that’s something that we would certainly take a look at and think there’s possibly some big opportunities there.

ALLISON LANDRY

Can we talk a little bit about what you mentioned a couple of weeks ago in terms of the way that the voting structure would work and I believe you mentioned the possibility of a holding company? How would that work within sort of the confines of a voting trust? If you for example were to lead the holding company, would that be before STB approval or after? How would that work?

HUNTER HARRISON

Well I mean one of the things that I have been a little bit hesitant about of being too definitive on our plan was because I wanted input from Norfolk Southern and I didn’t want to walk in there and say hey, we got this all figured out, just do what we say. I don’t think that’s when you get the red carpet and you create the – so but let me talk about it different, some hypotheticals that could be. Or maybe if I got my wish and we had to do this in the context of getting approved. It is and this goes back, there’s precedence for this and if you want to know the precedent it goes back to CN-IC and it was almost BN, CN, but we got cut off at the pass there by some of our friends at the other rails. But those things happen.

Somebody could possibly leave and go to the East and sever their relationships with CP, totally. And I would imagine that the Transportation Board Rule would require that you sever all your financial, everything. It’s clean. And you would go to the East and potentially operate that organization and try to do what you could to make it better. Now if the transaction was not approved then you don’t have a job. It’s a little risky there. And that’s been thought about by a few people.

But, then if, look there, there, railroads are heavy in tradition okay, which we respect and as a railroader for 50 plus years I understand a lot of those things. So I’m not in a position, we’re not in a position to say how emotional all this is going to be for example. So as we talked about the real important stuff – what’s the name going to be, or where is headquarters going to be or what. The people that we’re talking about got emotional. I said, my God if we got this trouble in the room, what are we going to have out in public.

So we thought about saying look, why don’t we keep the carrier in the East that has a wonderful tradition and background and the thoroughbred and so forth and let them stay in the East and maintain their autonomy and by the way, then we can keep the wonderful CP and the Diamond Spike you know in Western Canada and create its tradition and create then a small, very small holding company this job would be hopefully after approval to work hard to put the synergies of the two organizations together for some period of time. 2, 3, years or what. And then it could be potentially liquidated and the two can go forward.

Now, I’m getting ahead of myself. I don’t know if that last play, but I think hopefully this trust is not as complicated as people would like it to be. I think the key things in the statute are, you can’t do anything you wouldn’t do in the normal due course of business. Now in the past we’ve always kind of said don’t push that envelope so to create a couple of committees, merger committees and plan about what’s going to happen might be pushing the envelope a little bit. We would probably steer away from that.

Creating run through trains all of a sudden, we’d certainly have to make the case why wasn’t it done before. But I think the trust structure is rather simple cause I understand and I understood it with the CN-IC that we can very well make it work. It takes some of the risk away from the acquirers. They’re going to get their money instead of going through some dead money scenario of 18 months or 2 years, whatever it is. So I just think it’s probably the only way to go or the best idea that I know of today of being able to put the two organizations together as quickly as we can.

ALLISON LANDRY

How have shareholders responded to your proposal and you know there’s certainly a lot of cross ownership in the industry and I think you’ve mentioned that as being a potential sticking point. Has that come up again from your discussions in the last couple of weeks?

HUNTER HARRISON

Yeah, it’s pretty well all we’ve talked about. I don’t have those answers okay. I don’t know what their other holdings are going to do, how they’re going to perform. I have some sense of how this organization can perform. I think we have a pretty good track record. We run a good railroad and I think you take a good railroad and put it with another good railroad with a beautiful physical plant and one that’s getting better, then you’ve got a pretty strong combination.

Now I really, it’s kind of not for me to say and I’m not sure I’m equipped to say if you’re holding 3 or 4 railroads out there and you’re trying to pick a sweet spot of saying well you’ll do real good on this transaction, but it hurts me over here. I know what question I would ask – why does it hurt you over here? Maybe you got a problem there. I wouldn’t throw away a winner because I might have 2 losers and I don’t know why they’re telling you they’re going to lose. That’s when you get out the Kleenex. And if I was a shareholder they wouldn’t get a lot of sympathy from me.

ALLISON LANDRY

Any questions? Hunter one of the things that you mentioned also was the potential for land sales at Norfolk, how should we sort of think about that. Is it sort of similar to what’s unfolding at CP currently in terms of monetizing assets? How do you think about the free cash flow implications of that?

HUNTER HARRISON

Well I mean you know it’s, to some degree it’s a leap of faith. You know as I was looking independently alone by myself with an envelope stub pencil trying to analyze CP. You look at certain things and you look at certain experiences and how organizations function and sometimes you apply that experience and it’s right. I don’t know of any railroad today operating out there that I would make a case and I would be you know tarred and feathered by my friends, but it doesn’t have too much physical plant or hasn’t spent too much money on the wrong real estate and high priced real estate.

I mean think about, just think about what we’re sitting on in Chicago. If things get worked out. Let me give you a scenario, how we do value it. We’re sitting with our yard adjacent to O’Hare, it’s pretty valuable property. It’s maybe more valuable because the regional transit authority wants to build a highway through the yard and they’re talking about imminent domain and so forth. And now there’s an argument that falls under the purview of the Service Transportation Board and if they’re sitting there on one side and saying you know if we did this merger for example then could you maybe give up that property. Well yeah, for the right price we could do a lot of things in Chicago.

Well you start, things start looking to public interest. If you look where railroads were built in big metropolitan centers and better developed there, they’re sitting on some awful valuable land and we’ve done some analysis at several companies I’ve been at that said, gosh we’ve got, we’ve got a rail switching yard that’s worth dollars, could we not rationalize that, monetize it, take a little bit and go out further at a better locale where we don’t have the exposure with some of the issues with Hazmat and all today. So there’s a lot of things that need to be looked at and need to be done.

I have, I’ve done a lot, I’ve done consulting the railroads, I’ve done some internal consulting. I don’t think I have ever rode into a gateway and said to the operating superintendent, you got too much trackage here, oh no – how much do you need? Need it all, really need some more and then you know, you come to find out you don’t. So I look at it as gravy, I just don’t know quite how big the bowl is.

AUDIENCE QUESTION

If the Board at NSC doesn’t see the wisdom of the transaction the way you’ve laid it out, can you take it to shareholder directly? What is the process there?

HUNTER HARRISON

Well there’s several steps that could be taken that I think we prefer not to take. You know they would, they wouldn’t be value added, they would be time consuming. They wouldn’t set the type of esprit de corps that you’d want between a couple of organizations. Having said that, unless there’s compelling arguments by their Board that we’re not aware of that would say, yeah you’re right, the timing is wrong or whatever and I can’t imagine that, but. We think this should go to the shareholder.

Now it can happen a couple of ways. The easiest way is for the shareholder to stand up and be heard if they agree that this has got – present some opportunities I think it’s hard to make an argument. Why not at least discuss it? You know, don’t just close the door.

I mean that’s one of the things we went through in the CP deal. The papers talked to me at CP and said, well I guess the chemistry wasn’t there with you and Cleghorn. I said, I don’t know I never met him. You never met him? No, I haven’t met him to this day. Did he ever interview you? No. He just says you’re a jerk. Well how would he know I’m a jerk if he hadn’t never met me.

So we’d like to talk about the things that we’ve talked about here, that and you know and maybe we, you know maybe we caught them by surprise and so okay it takes them awhile to get, you know give this thing some due thought. And we visit and they’ve got some very, very bright people on their Board and their railroad running it. And I just think we can, I just think we can make some things happen and not have to go through the other stuff that doesn’t create a lot of value.

But I think and I’m not sitting here speaking for my whole Board, but I think if they shut the door in our face and say we’re not going to talk or what, but we think the shareholders ought to hear the case. And if the shareholders pick up today and all call us and say we don’t want any part of you, then we’ll get our marbles and go someplace else. But I don’t want anybody calling me and saying, why wouldn’t you ever do a deal with somebody saying you know and those are the same people. And I said, well I’ve called 2 of them now that you suggested that you’re a large shareholder in and they hadn’t responded well and I hadn’t heard from you.

Now we got a little internal conflict, well sorry about that why didn’t you tell me that fore I went out riding in the wild west with my shotgun, you know. Get me killed here in this transaction. But we’re going to get to the shareholder.

AUDIENCE QUESTION

The second question I have is that from your standpoint, at least what you said publicly before the way I understood it is that and this is obviously just a hypothetical framework, but that you would assume the regulatory risk, and as you mentioned earlier, one of your top executives could not if they severed all ties could go to NSC. It sounds like you at CP are giving a lot of value to take all that risk. Is that trade off worth it?

HUNTER HARRISON

Yeah.

AUDIENCE QUESTION

You’re giving NSC a lot of value with (unclear) potential, with the deal closure risk all in your hands. The way you’ve initially talked about it.

HUNTER HARRISON

No, I think that, I don’t, I’m not, know if I’m precise here. I think CP probably hit more contracted and I think, I do think the similarities – there’s some similarity with the attrition numbers. We were talking earlier, you know I think we have, this is not to brag, it’s just fact. We’ve taken about close to a third of the work force out, but it’s been through almost entirely attrition so I think there’s a similar makeup at NS that you know, this, if people want to work they’re going to replace to work.

But you know, we’ll see. We tried to be reasonable about this and you know people say you know, why are you doing this. I mean why are you so enthusiastic and passionate about it. because it’s damned compelling if you look at the numbers. If you believe we’re not going to fall on our face, if you believe we can do what we’ve done other places, okay. There’s some shareholders going to do awful well and that excites me you know. Look we’re in this for the shareholder okay. And if you look at our Board makeup now, if it’s not shareholder driven I’ll pay for lying I can tell you that, okay.

I don’t have much, but what I got in CP and some of our investors got a lot in CP and Board members and so that’s the way it ought to be. We’re driven by this and they have gained experience and belief in this model, that it can work and it can produce and you know, they’re ready to put it on a bigger playing field. And I’m you know, we got to get on with it cause I told them I’m, clocks ticking here, I’m you know feeling pretty good, but I ain’t going to last forever.

ALLISON LANDRY

Hunter Harrison can I squeeze in a fundamental question on CP, just because we’ve heard from some of the other rails this morning and obviously volumes have taken a step down, CP is somewhere in the middle of the pack. Do you think you can overcome the volume miss in the quarter?

HUNTER HARRISON

No.

That’s as fundamental as you can get. No, look I can share with you this. You all see the ton miles, I’m thinking out loud, but effectively all of our bulk right now is weak, particularly I guess if I single one out, it’s US grain. And that grain’s going to move, but it’s probably not going to move fourth quarter. They’re probably going to all wait until the market hits and then when the weather’s the worst and there’s most congestion then the market’s going to turn and everybody’s going to want to move their grain and they’re going to want to hang the railroads cause we don’t do it.

But I think we’re probably, if you look at our numbers I think we’re probably off 5 or 6 percent you know. Would I like to, yeah, but I don’t know that it’s realistic. We’ve got some kind of a double-edged sword, we’ve got some head winds with stock based comp and as we’re speaking this last two weeks the stocks taken a little run so that has impact on labour. I do think this, the thing that excites me in spite of the fact that you all try to force me to eat, I’m not a quarter guy. I think the world’s a little longer term than the next quarter, but I think that the numbers I’m seeing we’re probably going to break a record OR. When you break a record in the rail industry OR wise, with the top line as weak as it is. I mean it’s all-world. It ain’t all-American, it’s all-world, and if you think about it in the context, okay. If in that soft top they develop this bottom that people 2 years ago didn’t dream of, the numbers could get, ever get there. Then you say well when grain starts moving and coal picks up and potash comes back a little bit – damn! Where’s that OR going to be then? And then you’re going to say, Hunter, it’s third quarter – look. Yeah, it’s going to be record breaking, but I’m sorry you got out fourth quarter so. So yeah it’s going to be, I don’t think there’s a miracle that could put us at consensus if I’ve seen the latest numbers unless there’s some adjustments or what and that always happens. It amazes me how that happens. Consensus is here and all of a sudden it does this or this at the last 2 or 3 days or week of quarter. But no I don’t think.

ALLISON LANDRY

The point is, business is operating very well and you know, at some point we’ll see a pop in the economy.

HUNTER HARRISON

You know there’s not much, as demanding as I am, there’s not much I could realistically want this organization to do non-topline. And there’s just not a whole lot I can ask them to do to the topline with you know, with the first error we got hit with crude and look, we should have been smarter than that. The first observation I made to the organization when I came in was, boy you’re betting a lot on crude. And you don’t want to tie your, you know your tail to one commodity, but we did and it was a great story and everybody loved it until the bubble burst you know. But fundamentally, no I doubt we’re going to get there no, but we’re going to make it up on this other side.

ALLISON LANDRY

Any final questions? Alright. Hunter Harrison thank you so much for your time.

HUNTER HARRISON

Thank you, I appreciate it.